

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Paul Wallace
Chief Executive Officer
FEC Resources Inc.
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver, BC, V6C 2B5

Re: FEC Resources Inc.
Registration Statement on Form F-1
Filed December 18, 2019
File No. 333-235559

Dear Mr. Wallace:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed December 18, 2019

Prospectus Cover Page, page 3

1. You list "Rights to Purchase up to 818,287,530 Common Shares" and "Resale of up to 818,287,530 Common Shares" at the beginning of the prospectus cover page. Subsequently, you state that you "have prepared this prospectus for the purposes of (a) completing a rights offering to our shareholders giving them the right to purchase up to 818,287,530 shares of our Common Shares and (b) allowing the shareholders that elect to exercise such rights to use a 'shelf' registration process to sell the Common Shares which they will acquire from us on the exercise of the rights." However, your registration fee table lists only the 818,287,530 Common Shares, and not the overlying Rights, as securities to be registered.

Please revise your registration statement to clearly indicate which of the following distributions you intend to register: (A) your distribution of Rights to shareholders; (B) your distribution of Common Shares to shareholders who exercise their Rights; and/or (C) the resale of Common Shares by shareholders who exercise their Rights. If you are not registering the distribution of Common Shares to shareholders who exercise their Rights, please provide us with your analysis as to how this would meet the registration requirements under the Securities Act of 1933. In addition, if you are registering your distribution of Rights to shareholders, please file the Subscription Agreement, the form of Rights certificate, and a revised opinion of counsel which opines upon the Rights. Refer to Items 601(b)(4) and 601(b)(5) of Regulation S-K . For guidance, please see Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Prospectus Summary, page 6

2. On the prospectus cover page, in the summary, and at page 29 under "The Company – Corporate History," you state that you "are engaged in investment into companies in the natural resource sector." Many of your risk factors relate to investment risks, such as at page 19: "Our business success is dependent upon our ability to benefit from the discovery economically recoverable reserves by companies we invest in, and for those companies to bring such reserves into profitable production." Similarly, a risk factor at page 21 states: "Our cash flow and income, as well as our success are highly dependent on success in finding or acquiring cash flow through our investments and obtaining the financing necessary to acquire such investments." Insofar as your business potentially involves issues under the Investment Company Act, please provide a detailed analysis of the company's "investment company" status under that Act. Include an analysis of any specific exclusion or exemption that the company intends to rely upon and how its investment strategy will support the company's eligibility for that exclusion or exemption.

Material U.S. Federal Income Tax Consequences, page 55

3. We note your statements on pages 10, 27, and 56 that the receipt of subscription rights pursuant to the rights offering should be treated as a non-taxable distribution, as well as your statement on page 58 that a holder should not recognize any gain or loss upon exercise of the rights. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No. 19.

Exhibits and Financial Statement Schedules

(A) Exhibits

Description of Exhibit and Filing Reference Number, page 60

4.   We note you incorporate your Certificate of Continuance and your Bylaws by reference to Exhibits 3.1 and 3.2 to "the Registrant's Registration Statement on Form F-1, File No. 333-81290." However, the identified file number appears to be associated with a filing made by an unrelated registrant. Please revise your exhibit index to clearly identify the referenced filing. See Securities Act Rule 411(e). In addition, please revise your exhibit index to include active hyperlinks to all exhibits, including those you incorporate by reference. Refer to Rule 105(d) of Regulation S-T.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation